FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Sankyo Seiki Revises Financial Forecasts Upward for the Year Ended March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2005, in Kyoto, Japan

Sankyo Seiki Revises Financial Forecasts Upward

for the Year Ended March 31, 2005

Nidec Corporation today announced that Sankyo Seiki Mfg. Co., Ltd. (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), has revised upward its consolidated and non-consolidated financial forecasts for the year ended March 31, 2005 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the year ended March 31, 2005.

(From April 1, 2004 to March 31, 2005)					(Yen in millions)
	For the year ended March 31, 2005				Results for the year ended March 31, 2004
	Previous forecast (Feb. 1, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	119,000	122,311	3,311	2.8%	106,809
Operating income	9,000	10,353	1,353	15.0%	(4,660)
Recurring income	8,500	11,246	2,746	32.3%	(6,524)
Net income	15,000	17,795	2,795	18.6%	(28,717)

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the year ended March 31, 2005.

(From April 1, 2004 to March 31, 2005)					(Yen in millions)
	For the year ended March 31, 2005				Results for the year ended March 31, 2004
	Previous forecast (Apr. 23, 2004)	Revised Forecast	Change (amount)	Change (percent)
Net sales	86,000	88,192	2,192	2.5%	66,810
Operating income	6,500	7,624	1,124	17.3%	(2,431)
Recurring income	6,500	8,661	2,161	33.2%	(3,310)
Net income	14,500	17,038	2,538	17.5%	(30,127)

3. Reasons for revision

The Company expects its net sales to exceed the previously forecasted level. Order intake for liquid-crystal panel transfer robots did not slow as much as expected, and sales of other products were healthy enough to surpass previous expectations. Operating income also increased, benefiting from streamlined operations and lowered cost. Increases in recurring income are attributed in part to unexpectedly low term-end exchange rates of the Japanese yen against the U.S. dollar, which increased the value of the Company's foreign currency-denominated assets. A smaller-than-expected loss on the disposal of fixed assets contributed to net income increases.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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